UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

CENTENARY INTERNATIONAL CORP.
(Name of Issuer)

COMMON STOCK, $.001 par value
(Title of Class of Securities)

15134R 20 6
(CUSIP Number)

Cristobal Manuel Lopez
Av. Roque Saenz Pena 971, Floor 8
Buenos Aires, Argentina C1035AAE
Telephone: 011-5411-4328-3996
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15134R 20 6	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS OF ABOVE PERSON (entities only)

Cristobal Manuel Lopez
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Argentina
	7	SOLE VOTING POWER

		278,919
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		233,001
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		278,919
	10	SHARED DISPOSITIVE POWER

		233,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

511,920 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.8%
14	TYPE OF REPORTING PERSON (See instructions)

IN

SCHEDULE 13D

Item 1.	Security and Issuer

Common Stock, $.001 par value (“Common Stock”), of Centenary International Corp. (the “Company”). The Company’s principal executive offices are located at Av. Roque Saenz Pena 971, 8th Floor, Buenos Aires, Argentina C1035AAE.

Item 2.	Identity and Background

(a) Name: This statement is filed by Cristobal Manuel Lopez (“Mr. Lopez”).

(b) Residence or business address: The business address of Mr. Lopez is Av. Roque Saenz Pena 971, 8th Floor, Buenos Aires, Argentina C1035AAE.

(c) Present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted: The present principal occupation or employment of Mr. Lopez, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Lopez is the President, a director and principal shareholder of Oil m&s S.A., a company which provides comprehensive services regarding production, maintenance, reservoirs, and the environment for the hydrocarbon industry in Argentina. The address of Oil m&s S.A. is Av. Roque Saenz Pena 971, 8th Floor, Buenos Aires, Argentina C1035AAE.

(d) and (e) Legal proceedings: During the last five years, Mr. Lopez has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of,- or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Mr. Lopez is a citizen of Argentina.

Item 3.	Source and Amount of Funds or Other Consideration

The shares referred to in Item 5(a) below were acquired by Mr. Lopez in the following three transactions:

1.
On November 2, 2006, Mr. Lopez purchased 128,919 shares (which is equivalent to 12,891,895 pre-split shares) of the common stock of the Company from Centenary S.A., the former principal shareholder of the Company, for approximately $145,000. These shares were purchased with Mr. Lopez’ personal funds.

2.	On November 29, 2007, Mr. Lopez acquired 150,000 shares of the Company’s common stock from the Company for services rendered. The shares were valued at $0.50 per share.
3.
On November 29, 2007, Oil m&s S.A. purchased 233,001 shares of the Company’s common stock for the total purchase price of $116,500. Oil m&s S.A. had previously loaned the Company approximately $122,333.32 from its working capital, of which $116,500 was used to purchase the 233,001 shares. Mr. Lopez is the president, a director and he owns 40% of the outstanding stock of Oil m&s S.A.

Mr. Lopez used his personal funds for the first purchase described in this Item 3. Mr. Lopez acquired the shares in the second transaction for services rendered. Oil m&s S.A. used its working capital funds, previously loaned to the Company, to acquire the shares in the third transaction.

Item 4.	Purpose of Transaction

The shares referred to in Item 5(a) below as being beneficially owned by Mr. Lopez were acquired for investment purposes. Mr. Lopez may acquire and/or dispose of additional shares of the Company’s common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Lopez to increase or decrease his holdings in the Company’s common stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company’s common stock, the terms and conditions related to their purpose and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Lopez and general economic and market conditions.

Except as described below, Mr. Lopez presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. As described in a Current Report filed on December 15, 2006, on Form 8-K by the Company, the Company intends to identify and obtain projects related to the energy industry, particularly in South America. These projects can be acquired by direct investment, or by means of a total or partial acquisition of an existing business or company. Mr. Lopez supports this goal. At the present, the Company has no agreements with any party to make such an acquisition. Additionally, Mr. Lopez may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.	Interest in Securities of Issuer

(a) 511,920 shares of the Company’s common stock are beneficially owned by Mr. Lopez, consisting of approximately 88.8% of the Company’s shares of common stock outstanding as of February 13, 2008. Mr. Lopez holds 278,919 shares of record and Mr. Lopez indirectly holds 233,001 shares through Oil m&s S.A.

(b) Mr. Lopez holds sole voting and dispositive power with respect to 278,919 shares of the Company’s common stock. Mr. Lopez shares voting and dispositive power with the other directors of Oil M&s S.A. with respect to the 233,001 shares owned of record by Oil m&s S.A.

(c) During the 60 days prior to the filing of this Schedule 13D, Mr. Lopez effected no transactions in the Company’s common stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Lopez is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item7.	Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008	By:	/s/ Cristobal Manuel Lopez
Cristobal Manuel Lopez